Exhibit 99.1

For Immediate Release

RRSAT REPORTS SECOND QUARTER 2012 REVENUES

SEQUENTIAL REVENUE IMPROVEMENT WITH GROSS & OPERATING MARGINS AT 2 YEAR HIGHS

2012 Second Quarter Highlights

▪	Revenues totaled $28.1 million, representing 2.2% sequential growth;
▪	Gross margin at 23.8% and operating margin of 8.8%, at the highest level since Q2 of 2010;
▪	Adjusted EBITDA of $4.8 million, representing 13.1% sequential growth;
▪	Operating cash flow, net of capital expenditures, of $3.7 million; ended the quarter with $34.2 million in cash and equivalents;
▪	Backlog as of June 30, 2012 at $193 million.
▪	Third quarter revenue guidance of $28.2 - $29.2 million
▪	Board of Directors declared a cash dividend of $1.7 million or $0.10 per share

Airport City Business Park, Israel – August 9, 2012 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced its financial results for the quarter ended June 30, 2012.

Second Quarter 2012 Results

Revenues in the second quarter of 2012 totaled $28.1 million, compared with $28.5 million in the second quarter of 2011 and a sequential increase of 2.2% compared with $27.5 million in the previous quarter.  The strengthening of the US Dollar versus the Euro during the 12 months period ended June 2012 had a negative impact of approximately $1 million to the Company’s revenue in the quarter compared to the second quarter of 2011.

Gross profit in the second quarter of 2012 totaled $6.7 million, compared with $6.6 million in the second quarter of 2011 and $6.1 million in the previous quarter. Gross margin in the second quarter of 2012 was 23.8%, compared with 23.0% in the second quarter of 2011 and 22.3% in the previous quarter.

Operating income for the second quarter of 2012 totaled $2.5 million, compared with $2.5 million in the second quarter of 2011 and $2.0 million in the previous quarter. Operating margin in the second quarter of 2012 was 8.8%, compared with 8.7% in the second quarter of 2011 and 7.1% in the previous quarter.

Net income on a GAAP basis for the second quarter of 2012 was $1.1 million, compared with $2.1 million in the second quarter of 2011 and $2.3 million in the previous quarter.  Net income per share on a fully diluted basis under GAAP for the second quarter of 2012 was $0.07, compared with $0.12 in the second quarter of 2011 and $0.13 in the previous quarter. Net income was negatively affected by the strengthening of the US Dollar versus the Euro and Israeli shekel which increased financial expenses and income tax during the second quarter.

Adjusted net income totaled $1.5 million for the second quarter of 2012, compared with $2.3 million in the second quarter of 2011 and $1.9 million in the previous quarter. Adjusted net income per share on a fully diluted basis totaled $0.08 in the second quarter of 2012, compared with $0.13 in the second quarter of 2011 and $0.11 in the previous quarter. Adjusted net income was negatively affected by the strengthening of the US Dollar versus the Euro and Israeli shekel which increased financial expenses and income tax during the second quarter.

Adjusted EBITDA for the second quarter of 2012 totaled $4.8 million, compared with $4.5 million in the second quarter of 2011 and $4.2 million in the previous quarter.

Cash, cash equivalents and marketable securities as of June 30, 2012 totaled $34.2 million compared with $34.4 million as of March 31, 2012. The change in cash position during the quarter was mainly attributable to a positive operating cash flow of $4.6 million, capital expenditure of $0.9 million and a dividend payment to shareholders of $4.0 million.

Backlog of signed agreements, as of June 30, 2012, totaled $193 million, compared with a backlog of $194 million at the end of the previous quarter.  Exchange rates changes in the second quarter had a negative impact of $3 million on the backlog level.

Guidance

Guidance for the third quarter of 2012 calls for sequential revenue growth, with revenues coming in the range of $28.2 - $29.2 million. For the full year of 2012, revenues are expected to be in the range of $112 - $115 million. Management expects similar gross margin in the third quarter.

Dividend Distribution

On August 8, 2012, the Board of Directors declared a cash dividend in the amount of $0.10 per ordinary share, and in the aggregate, approximately $1.7 million. The dividend will be payable on September 5, 2012 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on August 20, 2012.

In accordance with Israeli tax law, the Company will withhold 25% of the dividend amount payable to each shareholder at source, subject to applicable exemptions. The Company's dividend policy is described in detail in its most recent Annual Report on Form 20-F for the year ended December 31, 2011.

Management Comment

Shlomo Shamir, Chairman of RRsat commented, “The second quarter showed improvement in many parameters, particularly in the margins which reached their highest levels in two years. We met our top line targets in the quarter and we grew our revenues sequentially, despite significant negative currency effects. Most significantly our capital expenditures have substantially declined compared with last year. This has had a very positive impact and has allowed us to generate almost $10 million in free cash flow in the past 9 months since our major infrastructure investments ended. Given our strong backlog, we maintain good visibility into the coming quarters even against the background of a weaker global economy. Finally, after the close of the second quarter, we welcomed Avi Cohen to RRsat as the new CEO, replacing David Rivel. I very much look forward to Avi’s contributions in the coming quarters and I would like to thank David for leading RRsat’s growth and development over the many years.”

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Avi Cohen, CEO of RRsat commented, "I am privileged to join RRsat and impressed by the people, technical capabilities and state-of-the-art infrastructure. While there are always business challenges, I believe RRsat is in a strong position to leverage its infrastructure to capture and develop new business. I look forward to working with this talented team, at a company with such potential.”

Conference Call Information

Conference call scheduled later today, August 9, 2012 at 9:00 am ET (4:00 pm Israel time).  On the call, Shlomo Shamir, Chairman of the Board, Avi Cohen, CEO, Itzhak Zion, CFO, and Lior Rival, VP Sales and Marketing, will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-281-1167
UK Dial-in Number: 0-800-917-9141
Israel Dial-in Number: 03-918-0644
International Dial-in Number: +972-3-918-0644
at
9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

Replay

A replay of the call will be available from the day after the call. A link to the replay will be accessible from RRsat’s website at www.rrsat.com . In addition, a telephone replay will be available for two days following the call. To access the telephone replay dial one of the following numbers:
1-888-295-2634 (US) and +972 3-925-5921 (International).

Use of Non-GAAP Financial Measures

In addition to the GAAP results included in this press release, RRsat has also included non-GAAP measurements of results. RRsat uses three financial measures, adjusted net income, adjusted net income per share and adjusted EBITDA, which are non-GAAP financial measures. RRsat believes that these non-GAAP financial measures are principal indicators of the operating and financial performance of its business. We have provided these non-GAAP measurements to help investors better understand our core operating performance and enhance comparisons of core operating performance from period to period.

Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with FASB ASC Topic 718, non-cash expense resulting from amortization of acquired intangible assets, non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of FASB ASC Topic 815 and the resulting income tax (increase) decrease of the above items.

Adjusted EBITDA is calculated by adding to operating income, non-cash equity-based compensation charge, depreciation and amortization.

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The company has excluded intangible assets amortization expense from its non-GAAP net income and EBITDA measurements, primarily because it represents a significant non-cash expense and because the company evaluates its performance excluding intangible assets amortization expense. Amortization of intangible assets is consistent in amount and frequency but is significantly affected by the timing and size of the company’s acquisitions. Investors should note that the use of intangible assets contributed to the Company’s revenues earned during the periods presented and will contribute to the Company’s future period revenues as well. Intangible assets amortization expense will recur in future periods.

Management uses these non-GAAP financial measures to assess its operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that are not directly attributable to its core operating results.

The non-GAAP measurements are intended only as a supplement to the comparable GAAP measurements and the company compensates for the limitations inherent in the use of non-GAAP measurements by using GAAP measures in conjunction with the non-GAAP measurements. As a result, investors should consider these non-GAAP measurements in addition to, and not in substitution for, or as superior to, measurements of financial performance prepared in accordance with GAAP.

The Company expects to continue reporting non-GAAP financial measures, adjusting for the items described above, and the Company expects to continue to incur expenses similar to the non-cash, non-GAAP adjustments described above. Accordingly, the exclusion of these and other similar items in the presentation of non-GAAP financial measures should not be construed as an inference that these costs are unusual, infrequent or non-recurring. Moreover, because not all companies use identical measures and calculations, the presentation of adjusted net income, adjusted net income per share and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. These limitations are compensated for by using adjusted net income and adjusted EBITDA in conjunction with traditional GAAP financial measures.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to the most comparable GAAP measures (net income and operating income respectively), are provided in the schedules attached to this release.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) guidance for revenue for the third quarter of 2012 and full year 2012 and gross margin for the third quarter of 2012; (ii) our expectations to decrease capital expenditures in 2012, and the corresponding effect on free cash flow; (iii) our planned expectations of our direct sales to North America, Africa and Asia; (iv) our goal of offering superior services to a larger group of customers, including major television networks; (v) our expectation to expand our client base and sell additional services to our existing client base; (vi) our ability to report future successes; and (vii) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2011 and our Current Reports on Form 6-K.

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About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

Company Contact Information: Itzhak Zion, CFO Tel: +972 3 928 0777 Email: investors@rrsat.com	External Investor Relations Contacts: Ehud Helft / Kenny Green Tel: 1 646 201 9246 rrsat@ccgisrael.com

FINANCIAL TABLES FOLLOW

5

RRsat Global Communications
Network Ltd
and its Subsidiaries

Interim Condensed Consolidated Financial
Statements

As of June 30 2012

RRsat Global Communications Network Ltd
and its subsidiaries

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Condensed Consolidated Balance Sheets

In thousands except share data

	June 30	December 31
	2012	2011

Current assets
Cash and cash equivalents	$17,852	$14,443
Marketable securities	16,366	18,764
Accounts receivable:
Trade (net of provision for doubtful accounts of $7,379
and $6,892 as of June 30, 2012 and December 31, 2011, respectively)	18,808	19,402
Other	634	686
Fair value of embedded currency conversion derivatives	229	206
Deferred taxes	2,421	2,449
Prepaid expenses	2,911	2,223

Total current assets	59,221	58,173

Fair value of embedded currency conversion derivatives	910	591

Long-term prepaid expenses	1,855	2,043

Long- term land lease prepaid expenses	7,609	7,642

Assets held for employee severance payments	1,770	1,757

Fixed assets, at cost, less accumulated
depreciation and amortization	43,930	45,495

Goodwill	3,734	3,734

Intangible assets, at cost, less accumulated amortization	456	586

Total assets	$119,485	$120,021

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Condensed Consolidated Balance Sheets (Cont'd)

In thousands except share data
	June 30	December 31
	2012	2011

Liabilities and shareholders’ equity

Current liabilities
Accounts payable:
Trade	$9,688	$11,547
Other	3,382	2,335
Fair value of embedded currency
conversion derivatives	1,076	990
Deferred income	7,943	8,787

Total current liabilities	22,089	23,659

Long - term liabilities
Deferred income	8,324	7,192
Fair value of embedded currency
conversion derivatives	924	980
Liability in respect of employee severance payments	1,904	1,819
Deferred taxes	1,841	1,664

Total long - term liabilities	12,993	11,655

Total liabilities	35,082	35,314

Commitments, contingent liabilities and liens

Shareholders' equity
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares
authorized as of June 30, 2012 and December 31, 2011; 17,346,561
shares issued and fully paid as of June 30, 2012
and December 31, 2011)	40	40
Additional paid in capital	53,098	53,010
Retained earnings	31,155	31,727
Accumulated other comprehensive gain (loss)	110	(70)

Total shareholders’ equity	84,403	84,707

Total liabilities and shareholders’ equity	$119,485	$120,021

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Statements of Operations

In thousands, except share data

	Six months ended		Three months ended		Year ended
	June 30	June 30	June 30	June 30	December 31
	2012	2011	2012	2011	2011

Revenues	$55,527	$55,448	$28,068	$28,518	$112,920

Cost of revenues	42,726	42,692	21,401	21,955	86,939

Gross profit	12,801	12,756	6,667	6,563	25,981

Operating expenses

Sales and marketing	3,347	3,454	1,736	1,710	7,067

General and administrative	5,025	4,805	2,455	2,358	10,130

Total operating expenses	8,372	8,259	4,191	4,068	17,197

Operating income	4,429	4,497	2,476	2,495	8,784

Interest and marketable
securities income	301	222	147	106	400

Currency fluctuation and
other financing income (expenses) net	(233)	282	(393)	92	(740)

Changes in fair value of
embedded currency
conversion derivatives	312	(1,191)	(315)	(191)	(2,130)
Other expenses, net	-	-	-	-	(1)

Income before taxes on
income	4,809	3,810	1,915	2,502	6,313

Income taxes	(1,391)	(861)	(775)	(422)	(1,978)

Net income	$3,418	$2,949	$1,140	$2,080	$4,335

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Statements of Operations (cont’d)“

In thousands, except share data

	Six months ended		Three months ended		Year ended
	June 30	June 30	June 30	June 30	December 31
	2012	2011	2012	2011	2011

Income per ordinary share

Basic income per ordinary
share	0.20	0.17	0.07	0.12	0.25

Diluted income per
ordinary share	0.20	0.17	0.07	0.12	0.25

Weighted average number
of ordinary share used to
compute basic earning per
ordinary share	17,346,561	17,346,561	17,346,561	17,346,561	17,346,561

Weighted average number
of Ordinary share used to
compute diluted earning
per ordinary share	17,346,561	17,356,186	17,346,561	17,354,477	17,346,561

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Condensed Consolidated Statements of Comprehensive Income

	Six months ended		Three months ended		Year ended
	June 30	June 30	June 30	June 30	December 31
	2012	2011	2012	2011	2011

Net income	$3,418	$2,949	$1,140	$2,080	$4,335

Other comprehensive income,
net of tax:

Unrealized change in investment
securities, net of tax effect	180	122	13	70	(40)

Reclassification adjustments for
losses (profit) of investment
securities, net of tax effect	-	8	(2)	(4)	46

Total other comprehensive income
net of tax	180	130	11	66	6

Total comprehensive income	$3,598	$3,079	$1,151	$2,146	$4,341

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Statements of Changes in Shareholder's Equity and Comprehensive Income

In thousands, except share data
					Accumulated
					other
	Ordinary shares		Additional	Retained	comprehensive
	Number of Shares	Amount	paid-in capital	earnings	income (loss)	Total

Six months ended
June 30, 2012

Balance as at
January 1, 2012	17,346,561	$40	$53,010	$31,727	$(70)	$84,707
Stock-based compensation	-	-	88	-	-	88
Dividend paid $0.23 per share	-	-	-	(3,990)	-	(3,990)
Net income	-	-	-	3,418	-	3,418
Other comprehensive
income	-	-	-	-	180	180
Balance as at
June 30, 2012	17,346,561	$40	$53,098	$31,155	$110	$84,403

Six months ended
June 30, 2011

Balance as at
January 1, 2011	17,326,716	$40	$52,893	$31,555	$(76)	$84,412
Stock-based compensation	-	-	28	-	-	28
Dividend paid $0.15 per share	-	-	-	(2,602)	-	(2,602)
Net income	-	-	-	2,949	-	2,949
Other comprehensive
income	-	-	-	-	130	130
Balance as at
June 30, 2011	17,326,716	$40	$52,921	$31,902	$54	$84,917

The accompanying notes are an integral part of these consolidated interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Statements of Changes in Shareholder's Equity and Comprehensive Income

In thousands, except share data
					Accumulated
			Additional		other
	Ordinary shares		paid-in	Retained	comprehensive
	Share	Amount	capital	earnings	income (loss)	Total

Three months ended
June 30, 2012

Balance as at
April 1, 2012	17,346,561	$40	$53,053	$30,015	$99	$83,207
Stock-based compensation	-	-	45	-	-	45
Net income				1,140		1,140
Other comprehensive
income	-	-	-	-	11	11

Balance as at June 30, 2012	17,346,561	$40	$53,098	$31,155	$110	$84,403

Three months ended
June 30, 2011

Balance as at
April 1, 2011	17,326,716	$40	$52,918	$29,822	$(12)	$82,768
Stock-based compensation	-	-	3	-	-	3
Net income	-	-	-	2,080	-	2,080
Other comprehensive
income	-	-	-	-	66	66

Balance as at June 30, 2011	17,326,716	$40	$52,921	$31,902	$54	$84,917

The accompanying notes are an integral part of these consolidated interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Condensed Statements of Changes in Shareholders’ Equity and Comprehensive Income (Cont'd)

In thousands except share data					Accumulated
			Additional		other
	Ordinary shares		paid-in	Retained	comprehensive
	Share	Amount	capital	earnings	loss	Total
Balance as of
January 1, 2011	17,346,561	$40	$52,893	$31,555	$(76)	$84,412

Changes during 2011

Stock based
compensation	-	-	117	-	-	117
Dividend paid
$0.15 per share	-	-	-	(2,602)	-	(2,602)
Dividend paid
$0.09 per share	-	-	-	(1,561)	-	(1,561)
Net income				4,335		4,335
Other comprehensive
income	-	-	-	-	6	6
Balance as of
December 31, 2011	17,346,561	$40	$53,010	$31,727	$(70)	$84,707

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Statements of Cash Flows

In thousands

	Six months ended		Three months ended		Year ended
	June 30	June 30	June 30	June 30	December 31
	2012	2011	2012	2011	2011

Cash flows from operating activities
Net income	$3,418	$2,949	$1,140	$2,080	$4,335
Adjustments required to reconcile net income to net cash provided by operating activities

Depreciation and amortization	4,436	3,987	2,231	2,039	8,477
Provision for doubtful account	1,545	1,101	721	507	2,217
Deferred taxes	144	121	(22)	(113)	248
Discount accretion and premium amortization
of available- for- sale securities, net	(223)	(223)	(110)	(117)	(325)
Changes in liability for employee severance payments, net	72	(39)	57	(50)	19
Capital gains on sale of fixed assets, net	-	-	-	-	1
Stock- based compensation	88	28	45	3	117
Changes in fair value of embedded currency conversion derivatives	(312)	1,191	315	191	2,130
Loss (profit) from trading securities, net	(55)	(19)	(9)	(9)	158

Changes in assets and liabilities:

Decrease (increase) in account receivable - trade	(951)	(1,256)	726	(720)	(1,759)
Decrease (increase) in account receivable - other	52	729	567	770	626
Decrease (increase) in prepaid expenses	(688)	(274)	(536)	155	(78)

Decrease (increase) in long-term prepaid expenses	188	218	235	252	158
Increase (decrease) in account payables	(337)	1,686	(775)	(314)	17
Increase (decrease) in deferred income	288	(2,260)	(13)	(204)	(96)

Net cash provided by operating activities	$7,665	$7,939	$4,572	$4,470	$16,245

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Statements of Cash Flows (Cont'd)

In thousands
	Six months ended		Three months ended		Year ended
	June 30	June 30	June 30	June 30	December 31
	2012	2011	2012	2011	2011

Cash flows from investing activities
Investment in fixed assets	$(3,177)	$(10,770)	$(870)	$(4,236)	$(14,657)
Investment in long term prepaid expenses	(14)	(13)	(1)	-	(27)
Investments in securities available- for- sale	(3,308)	(4,140)	(531)	(617)	(8,005)
Decrease (Increase) in trading securities, net	1,512	(1)	-	(31)	(231)
Proceeds from sale of fixed assets	8	-	-	-	29
Proceeds from securities available- for- sale	4,713	5,839	1,590	544	12,161

Net cash from (used in) investing activities	$(266)	$(9,085)	$188	$(4,340)	$(10,730)

Cash flows from financing activities
Dividend paid	$(3,990)	$(2,602)	$(3,990)	$-	$(4,163)
Net cash used in financing activities	$(3,990)	$(2,602)	$(3,990)	$-	$(4,163)

Increase (decrease) in cash and cash equivalents	$3,409	$(3,748)	$770	$130	$1,352

Balance of cash and cash equivalents at beginning of period	14,443	13,091	17,082	9,213	13,091

Balance of cash and cash equivalents at end of period	$17,852	$9,343	$17,852	$9,343	$14,443

A. Non-cash transactions

Investment in fixed assets	$818	$1,190	$818	$1,190	$1,293

B. Supplementary cash flow information

Income taxes paid (refunded), net	$(141)	$702	$(751)	$319	$1,694

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 1 - Organization and Basis of Presentation

A.	Description of business

RRsat Global Communications Network Ltd. was formed in 1981 and provides global, end-to-end, content distribution and management services to television and radio broadcasting  industries through satellite, terrestrial fiber optic and Internet, and mobile communications through satellites.

B.	Basis of presentation and adoption of new accounting standards

The interim consolidated financial statements as of June 30, 2012, and for the six-month and three month periods then ended were prepared in accordance with Generally Accepted Accounting Principles in the United States (U.S. GAAP). These financial statements were prepared in a condensed format and should be read in conjunction with the Company’s audited financial statements and accompanying notes as at December 31, 2011 (“the annual financial statements”). Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

C.	Recently issued accounting standards

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (ASU 2011-04). This ASU amends current fair value measurement and disclosure guidance to include increased transparency around valuation input and investment categorization. ASU 2011-04 became effective during interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 in the first half of 2012 did not have an impact on the Company’s financial position, results of operations, or cash flows.

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-05, Comprehensive Income (Topic 220) - Presentation of Comprehensive Income (ASU 2011-05). ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity.  ASU 2011-05 requires retrospective application and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.  In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05.  The company implements the provisions of ASU 2011-05 by presenting a separate statement of other comprehensive income following the statement of income in 2012.  Other than the presentation changes to our financial statements, the adoption of ASU 2011-05 did not have an impact on our consolidated financial statements.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands
Note 1 - Organization and Basis of Presentation (cont'd)

C.	Recently issued accounting standards (cont'd)

In September 2011, ""FASB issued ASU No. 2011-08, Testing Goodwill for Impairment (Accounting Standards Codification (ASC) Topic 350).  Under the amendments in this ASU, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.  If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.  However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any.  Under the amendments in this ASU, an entity has also the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test.  An entity may resume performing the qualitative assessment in any subsequent period.  The amendments are effective for annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  The adoption of ASU 2011-08 in the first half of 2012 did not have an impact on the Company’s financial position, results of operations, or cash flows.

D.	Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; allowances for doubtful accounts; the valuation of embedded derivatives, valuation of deferred tax assets, share-based compensation, impairment of long-lived assets, income tax uncertainties and other contingencies.

Note 2 - Segments Results

The Companys' segments are strategic business units that offer different communication services and are managed accordingly.

The Company analyzes its operating segments based on the segment's gross profit. The Company  has two reportable segments: (1) Mobile satellite communications services (hereinafter- Mobile satellite communication services), and (2) Content management and distribution services to television and radio broadcasting industries (hereinafter- Content management and distribution  services).

Management evaluates each segment’s performance based upon revenues and gross profit. Management believes such discussions are the most informative representation of how management evaluates performance. Business segment revenues and gross profit are presented below.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands
Note 2 - Segments Results (cont'd)

The following tables show components of results of operations by segment:

Six months ended June 30, 2012:

	Mobile Satellite Services	Content management and distribution services	Total

Revenues	$4,129	$51,398	$55,527

Gross profit	$512	$12,289	$12,801

Sales and marketing			3,347
General and administrative			5,025

Operating income			$4,429

Financial income, net			380

Income before taxes on income			$4,809

Depreciation and amortization	$168	$4,268	$4,436

Six months ended June 30, 2011:

	Mobile Satellite Services	Content management and distribution services	Total

Revenues	$4,065	$51,383	$55,448

Gross profit	$123	$12,633	$12,756

Sales and marketing			3,454
General and administrative			4,805

Operating income			$4,497

Financial expenses, net			(687)

Income before taxes on income			$3,810

Depreciation and amortization	$146	$3,841	$3,987

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands
Note 2 - Segments Results (cont'd)

Three months ended June 30, 2012:

	Mobile Satellite Services	Content management and distribution services	Total

Revenues	$2,155	$25,913	$28,068

Gross profit	$270	$6,397	$6,667

Sales and marketing			1,736
General and administrative			2,455

Operating income			$2,476

Financial expenses, net			(561)

Income before taxes on income			$1,915

Depreciation and amortization	$84	$2,147	$2,231

Three months ended June 30, 2011:

	Mobile Satellite Services	Content management and distribution services	Total

Revenues	$2,174	$26,344	$28,518

Gross profit	$73	$6,490	$6,563

Sales and marketing			1,710
General and administrative			2,358

Operating income			$2,495

Financial income, net			7

Income before taxes on income			$2,502

Depreciation and amortization	$75	$1,964	$2,039

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements (Unaudited)

In thousands

Note 2 - Segments Results (cont'd)

Year ended December 31, 2011:

			Mobile Satellite Services	Content management and distribution services	Total

Total revenue			$8,334	$104,586	$112,920

Gross profit			$384	$25,597	$25,981

Sales and marketing					7,067
General and administrative					10,130

Operating income					$8,784

Financial expenses, net					(2,470)

Other expenses, net					(1)

Income before taxes on income					$6,313

Depreciation and amortization			$506	$7,971	$8,477

Revenues by geographic areas:

	Six months ended		Three months ended		Year ended
	June 30	June 30	June 30	June 30	December 31
	2012	2011	2012	2011	2011

North America	$15,842	$15,652	$7,954	$8,417	$31,763
Europe	23,449	23,827	$11,677	12,150	48,181
Asia	5,119	4,401	$2,621	2,215	9,537
Israel	4,591	5,071	$2,431	2,354	9,884
Middle East (other than Israel)	5,293	5,703	$2,672	3,002	11,900
Rest of the world	1,233	794	$713	380	1,655

	$55,527	$55,448	$28,068	$28,518	$112,920

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements (Unaudited)

In thousands

Note 3 - Fair Value of Financial Instruments

The Companys' financial assets and liabilities consist of cash and cash equivalents, short- term investments, trade and other receivables and trade and other payables and embedded currency conversion derivatives. The carrying amount of these financial instruments approximate fair value because of the short maturity of these investments. Assets held for severance benefits are recorded at their current cash redemption value.

Fair Value Hierarchy

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

* Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
* Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
* Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement.

In accordance with ASC Topic 820 the Company’s available-for-sale and trading securities are classified within Level 1 because their value was determined using quoted market prices in active markets. The Company’s embedded currency conversion derivatives are classified as Level 2 as they represent foreign currency forward contracts valued primerily based on observable inputs including forward rates and yield curves.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements (Unaudited)

In thousands

Note 3 - Fair Value of Financial Instruments (cont'd)

As of June 30, 2012, the Company held approximately $2,700 of U.S government or government agency marketable securities, classified as available for sale, and approximately $13,457 of marketable corporate debt securities, calssified as available for sale. The Company held approximately $209 of  stocks classified as trading.

Assets and liabilities measured at fair value at June 30, 2012 are summarized below:

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Assets:
	Trading securities	$209	$-	$-
	Available-for-sale securities:		-	-
	Corporate debentures	13,457
	US government or government
	Agencies' debentures	2,700	-	-
	Fair value of embedded
	currency conversion
	derivatives	-	1,139	-
	Total at June 30, 2012	$16,366	$1,139	$-
Liabilities:
	Fair value of embedded
	currency conversion
	derivatives at June 30,2012	$-	$2,000	$-

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements (Unaudited)

In thousands

Note 3 - Fair Value of Financial Instruments (cont'd)

Assets and liabilities measured at fair value at December 31, 2011 are summarized below:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
Assets:
Trading securities
Available-for-sale securities:	$1,666	$-	$-
Corporate debentures
US government or government	14,239	-	-
Agency's debentures
Fair value of embedded
currency conversion
derivatives	2,859	-	-
Total at December 31, 2011	-	797	-
	$18,764	$797	$-
Liabilities:
Fair value of embedded
currency conversion
derivatives at December 31, 2011	$-	$1,970	$-

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements (Unaudited)

In thousands

Note 3 - Fair Value of Financial Instruments (cont'd)

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position were as follows:

At June 30, 2012	Total
	Unrealized losses (all less than 12 months)	Fair value
Available for sale:
Corporate debentures	$(65)	$5,003
US Agencies' debentures	(1)	196
Total at June 30, 2012	$(66)	$5,199

At December 31, 2011	Total
	Unrealized losses (all less than 12 months)	Fair value
Available for sale:
Corporate debentures	$(191)	$6,930
US Agency and other governmental
debentures- current	(8)	755
Total at December 31, 2011	$(199)	$7,685

The unrealized losses on investments in U.S government or government agencies and corporate debt securities were caused mainly by current market conditions the contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized   cost of the investment. Since the Company does not plan to sell and is not likely to be required to sell the investments before the expected recovery  of the amortization cost basis, these investments are not considered other than temporarily impaired.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements (Unaudited)

Note 4 - Stock-Based Compensation

On June 26, 2012, the Company granted its officers and employees options to purchase 587,500 Ordinary Shares of the Company, with an exercise price of $5.22 per share. The terms of the granted options provides that the options may only be exercised in the method of cashless exercise, and the exercise price of the options shall be adjusted for any cash dividends distributed to shareholders of record after the date of grant and prior to the date of vesting of the applicable option trench.

The vesting period for the above options is 4 years according to the following schedule: 50% of the options shall vest after 2 years on June 26, 2014, and during the following 2 years the remaining options shall vest in 8 installments (6.25% each) at the end of each quarter until June 26, 2016.

The fair value of each option granted was estimated on the date of grant under Black-Scholes model, assuming dividend yield of 8.1% , as a result of the described dividend adjustment mechanism and on the basis of the following assumptions:

(1) A risk-free, annual interest rate of 1.15% for the expected term of the options which represents the risk free interest rate of US zero-coupon Government Bonds.

(2) An expected average volatility of 44.95%, representing a weighted average standard deviation rate for stock price of the Company, which is traded on the NASDAQ National Market since October 2006.

(3) The expected term of the options is within a range of 4.5-5.5 years.

As of June 30, 2012, there was approximately $846 of unrecognized compensation cost related to non-vested options to be recognized over a period of 4 years under a straight-line method.

In addition to the above, on June 26, 2012, the Company Board of Directors approved and recommended that the Company's shareholders' approve the following grants under the same terms as described above:

(a) Options to purchase 127,500 Ordinary Shares of the Company to two of its officers who are considered as related party under the Israeli law.

(b) Options to purchase 200,000 Ordinary Shares of the Company to Dr. Shlomo Shamir, the Company's Chairman of the Board of Directors in exchange for the termination of his 260,198  outstanding options.

Such approval will be sought at the Company's upcoming Annual General Meeting.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements (Unaudited)

Note 5 - Events in the Reported Period

A.
The construction and operation of the Re'em teleport site and the Emek Ha'ela teleport site require building permits from local and regional zoning authorities, which are granted for limited periods and are subject to renewal from time to time. The building permit for the Company's Re'em teleport site expired on October 20, 2009.  The Company applied to extend the permit for an additional 3-year term but the request was denied on January 6, 2011. On March 20, 2011 the Company appealed the decision to the District Building and Zoning Appeals Committee.

On April 27, 2011 an appeal hearing was held in front of the District Building and Zoning Appeals Committee which agreed to extend the relevant permits until April 1, 2012 subject to certain terms. Any further extension will also be subject to the Company filing a detailed plan for the Galon teleport site. The Company is now working on extending the relevant permits.

In addition on November 14, 2010, the Company received an indictment filed by the Shikmim Regional Building and Zoning Committee with the Ashkelon Magistrate Court in Israel for allegedly using, building and erecting structures and antennas at the Re'em Teleport, without proper permits. On June 20, 2012, the Ashkelon Magistrate Court approved a settlement between the Company and the Shikmim Regional Building and Zoning Committee pursuant to which the Company agreed to pay a fine of NIS160 (approximately $41.5), and the Shikmim Regional Building and Zoning Committee agreed to extend the term of the Company's special permit to operate the Re'em Teleport until December 31, 2013. The fine was paid on June 30, 2012.

B.
 On March 25, 2012, the Company's board of directors approved payment of a cash dividend in the amount of $0.23 per ordinary shares, and in the aggregate amount of approximately $4 million. The dividend was paid on April 19, 2012  of record at the end of the trading day on NASDAQ on April 5, 2012.

C.
On  June 26, 2012, the Company's board of directors approved an amendment to the Company's 2006 Israel Equity Incentive Plan (the "Plan") according to which the maximum aggregate number of Ordinary Shares which may be issued under the Plan was increased to 1,481,794 Ordinary Shares from 961,397 Ordinary Shares.

Note 6 - Subsequent events

On August 8, 2012, the Company's Board of Directors declared a cash dividend in the amount of $0.1 per ordinary share, and in the aggregate amount of approximately $1.7 million. The dividend will be payable on September 5, 2012 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on August 20, 2012.